EXHIBIT 99

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G or Forms 3, 4 or 5(and any amendments or supplements thereto) required under section 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Context Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: August 5, 2026

CONTEXT CAPITAL MANAGEMENT, LLC   **CONTEXT PARTNERS MASTER FUND, L.P.**

By: _____   By: CCM GP, LLC,
                                                General Partner
Michael S. Rosen   By: _____
Manager
                                         Michael S. Rosen
                                         Manager

_____

Michael S. Rosen   _____

                                         William D. Fertig

_____

Charles E. Carnegie